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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June  , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON OUTLINES 2021 SILVER CITY DRILLING PROGRAM

Toronto, Ontario – June 8, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce permitting approval for the Drill Operation Plan at the Silver City Project in Saxony, Germany and to outline 2021 drilling plans.

Highlights of 2021 Drilling Program

●	Initial 12,000 metre diamond drilling program commencing imminently on four priority targets– Grauer Wolf, Reichenbach, Bräunsdorf and Peter Vein – following up on high-grade silver mineralization encountered in 2020 program
●	Priority drilling also planned at Munzig, where anomalous mineralization was encountered in multiple zones during 2020 drilling
●	Program also designed to test new targets on over 30 kilometres of strike on two confirmed contacts, with the mafic-schist contact identified in 2020 at Reichenbach and Grauer Wolf representing a potentially more conducive setting for epithermal silver mineralization

“Our 2020 drilling program confirmed the presence of a major epithermal system, encountered high-grade silver species and delivered high-grade assays, including new discoveries at Grauer Wolf and Reichenbach,” stated Ben Pullinger, SVP Geology & Corporate Development. “We achieved these milestones with only 16 holes over 24 kilometres of strike. This year’s program will build on the modelling and integration of those results to expand on our 2020 discoveries and make new ones in 2021.”

Highlights from the 2020 drilling program include:

●	1,042 g/t AgEq over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t, Au 0.5% Pb and 0.2% Zn) in initial drilling on the Peter Vein;
●	505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq (134 g/t Ag and 0.8 g/t Au) in first hole at Reichenbach (Großvoigtsberg), a new, near-surface discovery in an area with minimal historic mining;
●	319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq (87 g/t Ag, 0.2 g/t Au) at Bräunsdorf;
●	1,043 g/t AgEq over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn) within 100 metres of surface, within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn), and 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) in the hanging wall at Grauer Wolf, a new high-grade discovery in an area with no historic drilling.

Drillling at the Munzig target in late 2020 encountered two zones of mineralization within 75 metres of surface (including 2.43 metres grading 116 g/t AgEq from 70 metres and 1.60 metres grading 143 g/t AgEq from 77 metres in SC20MUN015) separated by a non-mineralized dike, potentially aligning with historic records describing some of the broadest widths in the Bräunsdorf area.

Including the Munzig target, mineralization has now been encountered over 24 kilometres of strike. The table below summarizes targets and associated mineralization on areas tested in 2020.

Target	Target Type	Holes Drilled	Mineralization Descriptions
Bräunsdorf	Dip extension of historical workings	AGBR0120

Wide shear zone with chloritic, and sericitic alteration hosting multiple quartz-carbonate veins and local zones of hydrothermal breccia. Silver is carried by silver sulphosalts, freibergite-tetrahedrite and is closely associated with sphalerite.

Reichenbach	Surface sampling and geophysics	AGBR1020

A discovery, with three zones of mineralization intersected, comprising brittle sericite-altered basalt with quartz-carbonate filled brittle fractures and local zones of matrix- and clast-supported hydrothermal breccias. Silver and gold are hosted in quartz-carbonate veins with grades up to 2.0 g/t Au and 350 g/t Ag.

Peter Vein	Strike extension of historical workings	AGBR0520 AGBR05A20 AGBR05B20

All holes intersected a wide shear zone with strong sericitic, graphitic, and chloritic alteration. The zone contains multiple local sheared quartz, carbonate veins with grades up to 911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn. Multiple grains of native silver, pyrargyrite, freibergite and other silver species were identified.

Grauer Wolf	Surface sampling and geophysics	SC20GWO013 SC20GWO012	Both holes intersected a wide shear zone hosted by volcaniclastic and mafic volcanic units with strong sericitic alteration, multiple sheared carbonate veinlets and an over one-metre-wide quartz-carbonate vein containing multiple blebs of sphalerite, with grades up to 987 g/t Ag, 0.5% Pb, and 0.7% Zn.

Munzig	Surface sampling, geophysics, and historical workings follow up	SC20MUN015 SC20MUN016	A wide shear zone within mica schist with intense sericitic and local hematitc alteration, multiple sheared smokey quartz-carbonate veins hosting mineralization with grades up to 306 g/t Ag, 0.12 g/t Au, 9.48% Pb, and 2.13% Zn.

Fortuna A	Soil geochemistry - conceptual	AGBR0220 AGBR02A20 AGBR0720	All holes intersected a strongly sheared zone with ubiquitous sericite and local intermittent zones of biotite alteration, with minor local quartz and carbonate veining. All zones demonstrated anomalous base metal and precious metal values with grades up to 0.68 g/t Au and 47 g/t Ag

Siegfried	Geophysics, strike extension of historical workings	SC20SIF014	Five metre wide shear zone with, chloritic, and sericitic alteration hosting multiple quartz-carbonate veins and local zones of hydrothermal breccia.

The 2020 program totaled 3,700 metres of drilling and intersected significant alteration and or mineralization in seven of nine targets. In addition to the drilling planned for 2021, fieldwork including mapping, prospecting and geophysical surveys are scheduled to be completed on the Bräunsdorf license and the newly acquired Oederan, Mohon and Frauenstein licenses. These programs are intended to expand and define new drill targets into 2022.

EXCELLON RESOURCES
Saxony
Dresden
Freiberg
BRÄUNSDORF
Munzig
Scharfenberg
Taubenheim
SC20GWO012
1.20 m @ 331 g/t AgEq
(325 g/t Ag and 0.1 g/t Au)
And
8.1 m @ 194 g/t AgEq
(173 g/t Ag, 0.1 g/t Au and 0.1% Pb)
Including
1.3 m @ 1,043 g/t AgEq
(954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn)
SC20MUN015
2.4 m @ 116 g/t AgEq
(38 g/t Ag, 0.2 g/t Au, 1.1% Pb and 1.1% Zn)
And
1.6 m @ 143 g/t AgEq
(69 g/t Ag, 2.1% Pb and 0.5% Zn)
Siebelehn
AGBR1020
1.90 m @ 191 g/t AgEq
(134 g/t Ag, 0.8 g/t Au)
Including
0.71 m @ 505 g/t AgEq
(356 g/t Ag, 2.0 g/t Au)
Zellwald
Emanuel
Grauer Wolf
Obergruna
Erzengel Michael
Mohorn License
Kleinvoigtsberg
Hohentanne
Reicher Matthias
Reichenbach
Großvoigtsberg
Weiäyer Hirsch
Peter Vein
AGBR0120
2.05 m @ 101 g/t AgEq
(87 g/t Ag, 0.2 g/t Au and 0.1% Zn)
Including
0.35 m @ 319 g/t AgEq
(300 g/t Ag, 0.2 g/t Au and 0.2% Zn)
Halsbrücke
Langhennersdorf
Fortuna A
Bräunsdorf
AGBR05A20
2.30 m @ 231 g/t AgEq
(183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
Including
0.45 m @ 1,042 g/t AgEq
(911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn)
Oederan License
Friedrich August
Siegfried
Unverhoffter Segen Gottes
Daniel
Dorothea
N
0
10,000
meters
Silver City Project
Bräunsdorf
Historical mine
2020 Drillhole
2021 targets
precisely © OpenStreetMap contributors

The Silver City Project was mined for high-grade silver from the 11th until the late 19th century, when Germany left the silver standard in 1873 and the gold:silver ratio collapsed. Records from the project indicate high-grade silver production over substantial widths throughout the district. Excellon has embarked on the first modern day exploration program focused on precious metals.

Excellon holds an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX:GMX; OTCQX:GLBXF; and FRA:G1MN).

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: June 08, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer